


04010823

82-3572

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

March 1, 2004

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.


SEC MAIL
RECEIVED
PROCESSING
MAR 2 3 2004
SECTION

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find enclosed a copy of the following documents:

1. SEC Form 17-C dated February 16, 2004 - Approval of the Board of Directors of a resolution to amend the Articles of Incorporation for the reclassification of common shares to preferred shares;

2. SEC Form 17-C dated February 27, 2004 – Denial of information contained in news article entitled "JG Mandates UBS";

3. Notice of Special Meeting of Shareholders of JG Summit Holdings, Inc. to be held on March 18, 2004;

4. SEC Form 17-IS (Definitive Information Statement) of JG Summit Holdings, Inc. for the Special Meeting of Shareholders to be held on March 18, 2004.

Thank you very much.

Very truly yours,

JG Summit Holdings, Inc.

Atty. Rosalinda F. Rivera
Corporate Secretary

dw 3/25

Encl: as stated

/mhd

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E

T O W E R , A D B A V E . C O R . P O V E D A S T

O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day

Fiscal Year

Approval of the Board of Directors of a resolution to amend the Articles of Incorporation for the reclassification of common shares to preferred shares.

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS


SEC MAIL PROCESSING
RECEIVED
MAR 2 3 2004
WASH. D.C.
SECTION

Remarks : pls. use black ink for scanning purposes



PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION 10 29

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **February 16, 2004**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. Item 9 – Other Events

Please see attached letter to the Philippine Stock Exchange dated February 13, 2004 regarding the approval of the Board of Directors of a resolution amending the Articles of Incorporation of JG Summit Holdings, Inc. for the reclassification of common shares to preferred shares.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



February 16, 2004
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kds/



faxed on 2.13.04 and confirmed received by Vincent Dar

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code – HO 180

February 13, 2004

Philippine Stock Exchange
Disclosure Department
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: Trisha Zamesa
Head, Disclosure Department

Vincent Michael G. Dar
Analyst, Disclosure Department

Gentlemen:

We wish to inform you that the Board of Directors of JG Summit Holdings, Inc. (the "Company") approved a resolution amending the Articles of Incorporation of the Company whereby a portion of its unissued capital stock will be reclassified from common to preferred shares. The resolution will be submitted to the Company's shareholders for approval in a meeting to be duly called for that purpose. Subject to the approval by the SEC, the reclassification will result in the creation of Two Billion (2,000,000,000) preferred shares with a par value of One Peso (Php1.00) per share.

Very truly yours,



ROSALINDA F. RIVERA
Corporate Secretary

FILE

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G   S U M M I T   H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F   R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B   A V E . C O R . P O V E D A   S T
O R T I G A S   C E N T E R , P A S I G   C I T Y

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			

Denial of information contained in news article entitled "JG Mandates UBS"

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes



PSE Code HO-180

2004 FEB 27 AM 11 15

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **February 27, 2004**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephoner number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please see attached letter of JG Summit Holdings, Inc. to the Philippine Stock Exchange dated February 26, 2004 regarding the denial of information contained in news article entitled "JG Mandates UBS".

\- o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)



February 27, 2004
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kds/



- fax'd on 2/26/04 and confirmed received by VINCENT DAR.

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code HO-180

February 26, 2004

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Centre
Exchange Road
Ortigas Center
Pasig City, Metro Manila

Attention: Mr. Vincent Michael G. Dar
Analyst, Disclosure Department

Ms. Trisha M. Zamesa
Head, Disclosure Department

Gentlemen:

In response to your fax dated February 24, 2004 which requested us to confirm the veracity of the information contained in the news article entitled "JG mandates UBS" published in the February 24, 2004 issue of the Malaya newspaper, we wish to deny that JG Summit Holdings, Inc. has engaged the services of UBS for the sale of US Dollar denominated bonds.

Thank you.

Very truly yours,

JG Summit Holdings, Inc.


Atty. Rosalinda F. Rivera
Corporate Secretary

/mhd



JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
March 18, 2004

Notice is hereby given that the **Special Meeting of the Shareholders** of **JG SUMMIT HOLDINGS, INC.** will be held on March 18, 2004 at 4:00 p.m. at the Manansala Hall of the Holiday Inn Galleria Manila, One Asian Development Bank Avenue, Ortigas Center, Pasig City, Metro Manila.

The Agenda for the meeting is as follows:

1. Proof of notice of the meeting and existence of a quorum;
2. Approval to amend Article Seventh of the Amended Articles of Incorporation to provide for preferred shares;
3. Consideration of such other matters as may properly come during the meeting;
4. Adjournment.

For your convenience in registering your attendance, please have available some form of identification such as Voter's I.D. or Driver's License.

Registration starts at 3:00 p.m. and will close at exactly 4:15 p.m. Only stockholders of record as of February 24, 2004 shall be entitled to vote.

By Authority of the Chairman:



ROSALINDA F. RIVERA
Corporate Secretary


SEC MAIL PROCESSING
RECEIVED
MAR 2 3 2004
WASH. D.C. 155 SECTION

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA
Corporate Secretary
Contact Person

633-7631 to 40
Company Telephone Number

1	2		3	1
Month			Day	

Fiscal Year

1	7	-	I	S

FORM TYPE

Second Thursday of June
Month Day
Annual Meeting

DEFINITIVE INFORMATION STATEMENT

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

N/A
Domestic

N/A
Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-IS
Information Statement Pursuant to Section 17.1(b)
of the Securities Regulation Code

1. Check the appropriate box:

   Preliminary Information Statement

   ✓ Definitive Information Statement

2.	Name of Registrant as specified in its charter	:	**JG SUMMIT HOLDINGS, INC.**
3.	Province, country or other jurisdiction of incorporation or organization	:	**Metro Manila, Philippines**
4.	SEC Identification Number	:	**SEC Registration No. 184044**
5.	BIR Tax Identification Code:	:	**TIN No. 000-775-860**
6.	Address of principal office	:	**43/F Robinsons-Equitable Tower ADB Ave., Corner Poveda St. Ortigas Center, Pasig City Metro Manila**
7.	Registrant's telephone number, including area code	:	**(632) 633-7631 - 40**
8.	Date, time and place of the meeting of security holders	:	**March 18, 2004 4:00 P.M. Manansala Hall Holiday Inn Galleria Manila One Asian Development Bank Ave. Ortigas Center, Pasig City Metro Manila**
9.	Approximate date on which the Information Statement is first to be sent or given to security holders	:	**February 26, 2004**

10. Securities registered pursuant to Sections 8 and 12 of the Code or Sections 4 and 8 of the RSA (information on number of shares and amount of debt is applicable only to corporate registrants):

Title of Each Class	Number of Shares of Common Stock Outstanding or Amount of Debt Outstanding (as of December 31, 2003)
Common Stock	6,797,191,657

11. Are any or all of registrant's securities listed on a Stock Exchange?

Yes ✓ No ____

The common shares of the Company are listed on the Philippine Stock Exchange. The Global Depositary Shares, each representing 100 common shares, are listed on the Luxembourg Stock Exchange.

Date, Time and Place of Meeting of Security Holders

Date Time and Place of Meeting	:	**March 18, 2004** **4:00 P.M.** **Manansala Hall** **Holiday Inn Galleria Manila** **One Asian Development Bank Ave.** **Ortigas Center, Pasig City** **Metro Manila**
Complete Mailing Address of Principal Office:		**43/F Robinsons-Equitable Tower** **ADB Ave., Corner Poveda St.** **Ortigas Center, Pasig City** **Metro Manila**
Approximate date on which the Information Statement is first to be sent or given to security holders	:	**February 26, 2004**

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

Dissenters' Right of Appraisal

Any stockholder of the Corporation may exercise his appraisal right against the proposed actions which qualify as instances giving rise to the exercise of such right pursuant to and subject to the compliance with the requirements and procedure set forth under Title X of the Corporation Code of the Philippines. Any stockholder of a corporation shall have the right to dissent and demand payment of the fair value of his shares in the following instances: (a) in case any amendment to the articles of incorporation has the effect of changing or restricting the rights of any stockholder or class of shares, or of authorizing preferences in any respect superior to those of outstanding shares of any class, or of extending or shortening the term of corporate existence; (b) in case of sale, lease, exchange, transfer, mortgage, pledge or other disposition of all or substantially all of the corporate property and assets as provided in the Code; and (c) in case of merger or consolidation.

The appraisal right may be exercised by any stockholder who shall have voted against the proposed corporate action, by making a written demand on the corporation within thirty (30) days after the date on which the vote was taken for payment of the fair value of his shares: *Provided*, That failure to make the demand within such period shall be deemed a waiver of the appraisal right. If the proposed corporate action is implemented or affected, the corporation shall pay to such stockholder, upon surrender of the certificate or certificates of stock representing his shares, the fair value thereof as of the day prior to the date on which the vote was taken, excluding any appreciation or depreciation in anticipation of such corporate action.

If within a period of sixty (60) days from the date the corporate action was approved by the stockholders, the withdrawing stockholder and the corporation cannot agree on the fair value of the shares, it shall be determined and appraised by three (3) disinterested persons, one of whom shall be named by the stockholder, another by the corporation, and the third by the two thus chosen. The findings of the majority of the appraisers shall be final, and their award shall be paid by the corporation within thirty (30) days after such award is made: *Provided*, That no payment shall be made to any dissenting stockholder unless the corporation has unrestricted retained earnings in its books to cover such payment: and *Provided, further*, That upon payment by the corporation of the agreed or awarded price, the stockholder shall forthwith transfer his shares to the corporation.

THE STOCKHOLDER MUST VOTE AGAINST THE PROPOSED CORPORATE ACTION IN ORDER TO AVAIL HIMSELF OF THE APPRAISAL RIGHT.

Voting Securities and Principal Holders Thereof

(a) The Company has 6,797,191,657 outstanding shares as of December 31, 2003. Every stockholder shall be entitled to one vote for each share of stock held as of the established record date.

(b) All stockholders of record as of February 24, 2004 are entitled to notice and to vote at the Company's Special Stockholders' Meeting.

(c) Pursuant to Section 10, Article II of the By-Laws of the Corporation, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders. For purpose of determining the stockholders entitled to notice of, or to vote or be voted at any meeting of stockholders or any adjournments thereof, or entitled to receive payment of any dividends or other distribution or allotment of any rights, or for the purpose of any other lawful action, or for making any other proper determination of stockholders, the Board of Directors may provide that the stock and transfer books be closed for a stated period, which shall not be more than sixty (60) days nor less than thirty (30) days before the date of such meeting. A determination of stockholders of record entitled to notice of or to vote or be voted at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however*, that the Board of Directors may fix a new record date for the adjourned meeting.

Security Ownership of Certain Record and Beneficial Owners and Management

Security Ownership of Certain Record and Beneficial Owners as of December 31, 2003

Title of Class	Names and Addresses of owners owning more than 5% of the Company's voting securities as of December 31, 2003	Amount and nature (record and/or beneficial ownership) "r"or"b"		% to Total Outstanding
Common	John Gokongwei, Jr. 43/F Robinsons-Equitable Tower ADB Ave. cor. Poveda St. Ortigas Center, Pasig City	1,875,481,099[4]	r	27.59%
Common	Gokongwei Brothers Foundation, Inc.[1] 43/F Robinsons-Equitable Tower ADB Ave. cor. Poveda St. Ortigas Center, Pasig City	1,129,135,267	r	16.61%

Title of Class	Names and Addresses of owners owning more than 5% of the Company's voting securities as of December 31, 2003	Amount and nature (record and/or beneficial ownership) "r"or"b"		% to Total Outstanding
Common	Equitable PCI Bank No. 203-78848-4[2] Equitable PCI Bank Tower 1 Makati Ave. cor H.V. dela Costa St., Makati City	1,033,319,225	r	15.20%
Common	PCD Nominee Corporation (Filipino)[3] GF MKSE Building 6767 Ayala Avenue, Makati City	770,756,389	r	11.34%

1 Gokongwei Brothers Foundation, Inc. (the "Foundation") is a non-stock, non-profit corporation organized by the irrevocable donation by the incorporators, who are also Trustees of the Foundation, of JG Summit Holdings, Inc. shares. Under the Articles of Incorporation and By-Laws of the Foundation, except for salaries of employees and honoraria of consultants and similar expenses for actual services rendered to the Foundation or its projects, no part of the corpus or its income and increments shall benefit or be used for the private gain of any member, trustee, officer or any juridical or natural person whatsoever. The Chairman of the Board of Trustees shall exercise exclusive power and authority to represent and vote for any shares of stock owned by the Foundation in other corporate entities. The incumbent Chairman of the Board of Trustees of the Foundation is Mr. John Gokongwei, Jr.

2 Equitable PCI Bank is the trustee of this trust account. The securities are voted by the trustee's designated officers who are not known to the Company.

3 PCD Nominee Corporation, a wholly-owned subsidiary of Philippine Central Depository, Inc. ("PCD"), is the registered owner of the shares in the books of the Company's transfer agent in the Philippines. The beneficial owners of such shares are PCD Participants, who hold the shares on their behalf, and their clients. PCD is a private company organized by the major institutions actively participating in the Philippine capital markets to implement an automated book-entry system of handling securities transactions in the Philippines. Out of this account, ING Securities (Phils.), Inc. holds for various trust accounts 621,046,941 shares representing 9.14% of the Company's outstanding capital stock as of December 30, 2003. The securities are voted by the trustee's designated officers who are not known to the Company.

4 Sum of shares in the name of "John Gokongwei, Jr. " and "John Gokongwei, Jr. and/or Lance Gokongwei" for 1,734,450,649 and 141,030,450 shares, respectively.

Security Ownership of Management as of December 31, 2003

Title of Class	Names of beneficial owner	Position	Amount & nature of beneficial ownership	% to Total Outstanding
A. Named Executive Officers[1]				
Common	1. John Gokongwei, Jr.	Chairman Emeritus	1,875,481,099[2]	27.59%
Common	2. James L. Go	Director, Chairman and CEO	196,616,656	2.89%
Common	3. Johnson Robert L. Go, Sr.	Director, Vice Chairman	239,669,172	3.53%
Common	4. Lance Y. Gokongwei	Director, President and COO	235,513,855[3]	3.46%
Common	5. Patrick Henry C. Go	Director	93,500	*
	Sub-Total		2,547,374,282	37.48%

Title of Class	Names of beneficial owner	Position	Amount & nature of beneficial ownership	% to Total Outstanding
B. Other	**Directors and Executive Officers**			
Common	6. Lily Ngochua	Director	74,391,775	1.09%
Common	7. Ignacio Gotao	Director, SVP	29,882,114	0.44%
Common	8. Gabriel C. Singson	Director	1	*
Common	9. Jose T. Pardo	Director (Independent)	1	*
Common	10. Ricardo J. Romulo	Director (Independent)	1	*
Common	11. Cornelio T. Peralta	Director (Independent)	11,000	*
	Sub-Total		104,284,892	1.53%
C. All directors and executive officers as a group unnamed			2,651,659,174	39.01%

1. Chief Executive Officer and four (4) most highly compensated executive officers as of December 31, 2003.
2. Sum of shares in the name of "John Gokongwei, Jr. " and "John Gokongwei, Jr. and/or Lance Gokongwei" for 1,734,450,649 and 141,030,450 shares, respectively.
3. Sum of shares in the name of "Lance Gokongwei, " and " Lance Y. Gokongwei &/or Elizabeth Gokongwei" for 668,575 and 234,845,280 shares respectively.
* less than 0.01%.

Voting Trust Holders of 5% Or More

There are no persons holding more than 5% of a class under a voting trust or similar agreement.

Changes in Control

There has been no change in the control of the registrant since the beginning of its last fiscal year.

Authorization or Issuance of Securities Otherwise than for Exchange

1. Title and amount of securities to be authorized or issued:

Amount of securities to be authorized shall be Two billion (2,000,000,000) preferred shares with a par value of One Peso (P1.00) per share.

The Company expects to offer Eight Hundred Million (800,000,000) preferred shares, with an issue price to be determined by the Board of Directors. The Company may opt to increase the offer in the event of over-subscription.

2. Description of registrant's securities:

a. Amount of capital stock issued or included in the shares of stock to be offered:

The Company expects to offer Eight Hundred Million (800,000,000) preferred shares, with an issue price to be determined by the Board of Directors. The Company may opt to increase the offer in the event of over-subscription.

b. Description of the dividend, voting, conversion and liquidation rights as well as redemption or sinking fund provisions:

1. The preferred shares may be issued by the Board of Directors for such amount (not less than par) and purpose or purposes as shall be determined by the Board of Directors.

2. The preferred shares shall be non-convertible, non-voting, cumulative and non-participating.

3. The preferred shares may be redeemable at the option of the Corporation at any time, upon payment of their aggregate par or issue value, plus all accrued and unpaid dividends, as the Board of Directors may be determine at the time of issuance. Preferred shares so redeemed may be reissued by the Corporation upon such terms and conditions as the Board of Directors may determine.

4. The holders of preferred shares will have preference over holders of common stock in the payment of dividends and in the distribution of corporate assets in the event of dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary. In such an event, the holders of preferred shares shall be paid in full or ratably, insofar as the assets of the Corporation will permit, the par or issue value of each preferred share held by them, as the Board of Directors may determine upon their issuance, plus unpaid cumulated dividends up to the current dividend period, before any assets of the Corporation shall be paid or distributed to the holders of the common shares.

5. The holders of preferred shares shall be entitled to the payment of current as well as any accrued or unpaid dividends on the preferred shares before any dividends can be paid to the holders of common shares.

6. The holders of preferred shares shall not be entitled to any other or further dividends beyond that specifically payable on the preferred shares.

7. **The holders of preferred shares shall not be entitled to vote (except in those cases specifically provided by law) or be voted for.**

8. **The holders of preferred shares shall have no pre-emptive rights, options or any other similar rights to subscribe or receive or purchase any or all issues or other disposition of common or other preferred shares of the Corporation.**

9. **The preferred shares shall be entitled to receive dividends at a rate or rates to be determined by the Board of Directors upon their issuance.**

10. **The Board of Directors shall be authorized to fix, implement, amend and provide such other terms and conditions of the preferred shares as it shall deem fit.**

c. Description of other material rights of preferred stockholders:

None.

3. Description of the transaction in which the securities are to be issued, including a statement as to:

(1) **At par value, the amount of consideration the Company expects to receive for the issuance of Eight Hundred Million (800,000,000) preferred shares is P800,000,000 cash.**

(2) **The proceeds from the issuance of the preferred shares will be used for general corporate purposes and to raise permanent working capital.**

4. If the securities are to be issued otherwise than in a public offering for cash, state the reasons for the proposed authorization or issuance and the general effect thereof upon the rights of existing security holders.

Not applicable.

5. Furnish the information required by Item 13(a) if the matter to be acted upon is:

(1) the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction; or

Not applicable.

(2) if the matter to be acted upon is the authorization of preferred stock for issuance for cash in an amount constituting fair value, the information required by Item 13(a) need not be furnished.

Not applicable.

Since the action to be taken is not with respect to any matter specified in Items 11(e)(1) or (2), there is no need to comply with the requirements of Item 13(a) and furnish the required information.

Amendment of Charter, By-Laws or Other Documents

The Board of Directors, in its meeting held on February 12, 2004, approved the amendment of Article Seventh of the Amended Articles of Incorporation of the Corporation to reclassify its authorized capital stock in the amount of Fourteen Billion Eight Hundred Fifty Million Eight Hundred Thousand Pesos (P14,850,800,000) consisting of Fourteen Billion Eight Hundred Fifty Million Eight Hundred Thousand (14,850,800,000) common shares with a par value of P1.00 per share, to Twelve Billion Eight Hundred Fifty Million Eight Hundred Thousand (12,850,800,000) common shares with a par value of P1.00 per share and Two Billion (2,000,000,000) preferred shares with a par value of P1.00. The said amendment shall be presented to the stockholders for approval at the Special Shareholders Meeting on March 18, 2004.

Voting Procedures

The vote required for approval or election:

Pursuant to Section 6, Article II of the By-Laws of the Corporation, a majority of the subscribed capital, present in person or represented by proxy, shall be sufficient in a stockholders' meeting to constitute a quorum for the election of directors and for the transaction of any business whatsoever.

The vote of the stockholders representing a majority of a quorum shall be required to approve any action submitted to the stockholders for approval, except in those cases where the Corporation Code requires the affirmative vote of a greater proportion.

Unless otherwise prescribed by the Corporation Code or by special law, and for legitimate purposes, any provision or matter stated in the articles of incorporation may be amended by a majority vote of the board of directors and the vote or written assent of the stockholders representing at least two-thirds (2/3) of the outstanding capital stock, without prejudice to the appraisal right of dissenting stockholders in accordance with the provisions of the Corporation Code.

The method by which votes will be counted:

In accordance with Section 7, Article II of the By-Laws, every stockholder shall be entitled to vote, in person or by proxy, for each share of stock held by him, which has voting power upon the matter in question. The votes for the election of directors, and except upon demand by any stockholder, the votes upon any question before the meeting, except with respect to procedural questions determined by the Chairman of the Meeting, shall be by *viva voce* or show of hands.

Section 8, Article II of the By-Laws also provides that the directors of the Corporation shall be elected by plurality vote at the annual meeting of the stockholders for the year at which a quorum is present. At each election for directors, every stockholder shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected, or to cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by the number of his shares shall equal, or by distributing such votes as the same principle among as many number of candidates.

Interest of Certain Persons in or Opposition to Matters to be Acted Upon

None of the following persons have any substantial interest, direct or indirect, in any matter to be acted upon other than election to office:

1. Directors or officers of the registrant at any time since the beginning of the last fiscal year;
2. Nominees for election as a director of the registrant;
3. Associate of any of the foregoing persons.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

To the best of my knowledge based on reasonable inquiry, I certify that the information set out in this Information Statement are true, complete and correct in all material respects. This Information Statement is signed in Pasig City, Metro Manila, Philippines on the 19th day of February 2004.

JG SUMMIT HOLDINGS, INC.
Issuer



JAMES L. GO
Chairman and Chief Executive Officer

February 19, 2004
Date

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